03011014

FEB 24 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

T313

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26397

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GROSSMAN & CO., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 FOX HOLLOW COURT
(No. and Street)

DIX HILLS	NEW YORK	11746
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DENNIS GROSSMAN (631) 242-0603
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CASTIGLIA & EATON
(Name – *if individual, state last, first, middle name*)

7 DAWSON STREET	HUNTINGTON STATION	NEW YORK	11746
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 10 2003

OATH OR AFFIRMATION

I, DENNIS GROSSMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GROSSMAN & CO., LLC, as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

SHAH VINOD F.
NOTARY PUBLIC, State of NEW YORK
No. 4914222
Suffolk County, Exp 7 Dec 20 01

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GROSSMAN & CO., LLC

FINANCIAL STATEMENTS
DECEMBER 31, 2002

GROSSMAN & CO., LLC

TABLE OF CONTENTS

CASTIGLIA & EATON
Certified Public Accountants
7 Dawson Street
Huntington Station, NY 11746-4021
(631) 424-6500 • (631) 424-6511

INDEPENDENT AUDITOR'S REPORT

Mr. Dennis Grossman
Grossman & Co., LLC
Dix Hills, New York 11746

We have audited the accompanying Statement of Financial Condition of Grossman & Co., LLC (Note 1) as of December 31, 2002 and the related Statements of Income, Cash Flows and Changes in Owner's Equity for year ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Grossman & Co., LLC as of December 31, 2002, and the results of its operations and its cash flows for the year ended December 31, 2002, in conformity with generally accepted accounting principles.

The supplementary data included in Schedules 1 and 2 is presented for supplementary analysis purposes and is not necessary for a fair presentation of the financial position of Grossman & Co., LLC. The supplementary data has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is stated fairly in all material respects only when considered in conjunction with the financial statements taken as a whole.

Castiglia & Eaton

Castiglia & Eaton
Certified Public Accountants

Huntington Station, New York
February 7, 2003

GROSSMAN & CO., LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$ 17,299	
Investments	210,233	
Accounts receivable	56,974	
Total Current Assets		$ 284,506
Total Assets		$ 284,506

LIABILITIES AND OWNER'S EQUITY

CURRENT LIABILITIES		
Accounts payable	$ 19,233	
Total Current Liabilities		$ 19,233
Total Liabilities		$ 19,233
OWNER'S EQUITY		$ 265,273
Total Liabilities and Owner's Equity		$ 284,506

GROSSMAN & CO., LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUE		
Commissions	$ 252,936	
Interest Income	9,224	
Unrealized gain	5,919	
Other revenue	2,476	
Total Revenue		$ 270,555
EXPENSES		
Commission Expense	$ (504)	
Commission rebate	11,000	
Regulatory Fees	2,680	
Trading office expense and execution fees	46,085	
Telephone	1,696	
Insurance	10,599	
Legal & Audit Fees	78,821	
Dues and Subscriptions	110	
Other expense	639	
Total Expenses		151,126
NET INCOME		$ 119,429

GROSSMAN & CO., LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS PROVIDED (USED) FROM OPERATING ACTIVITIES		
Net income		$119,429
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Unrealized Gain on Investments		(5,809)
Changes in Assets and Liabilities Affecting Operating Activities:		
Increase in Accounts receivable	$ (55,163)	
Decrease in Commissions payable	(801)	
Increase in Accounts payable	19,233	
		(36,731)
Net Cash Provided by Operating Activities		76,889
CASH FLOWS PROVIDED USED BY FINANCING ACTIVITIES		
Contributions	105,140	
Partner draws	(419,132)	
Net Cash Used by Financing Activities		(313,992)
CASH FLOWS USED BY INVESTING ACTIVITIES		
Sale of municipal bonds	99,023	
Purchase of investments	(204,425)	
Net cash used by investing activities		(105,402)
Net Decrease in Cash		(342,505)
Cash at January 1, 2002		359,804
Cash at December 31, 2002		$ 17,299

GROSSMAN & CO., LLC
STATEMENT OF CHANGES IN OWNER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

BALANCE - At the Beginning of Year	$ 459,837
Net Income for the Period	119,429
Contributions	105,140
Partner draw	(419,133)
BALANCE - At the End of Year	$ 265,273

GROSSMAN & CO., LLC
STATEMENTS OF LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2002

SUPPLEMENTAL SCHEDULE 1

Balance - Beginning of Period	$ - 0 -
Changes - End of Period	- 0 -
Balance - End of Period	$ - 0 -

GROSSMAN & CO., LLC
COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2002

SUPPLEMENTAL SCHEDULE 2

Total Owner's Equity Qualified for Net Capital		$ 265,273
Add: Liabilities Subordinated to claims of General Creditors		- 0 -
Total Capital and Allowable Subordinated Liabilities		$ 265,273
Less: Non Allowable Assets (Note 2)		- 0 -
Net Capital Before Haircuts on Securities Position		$ 265,273
Haircuts on Securities		(10,716)
Net Capital		254,557
Minimum Net Capital Requirement:		
Minimum Dollar Net Capital Required	$ 5,000	
Minimum Net Capital Required - 6⅔% of Aggregate Indebtness (Note 2)	$ 1,282	
Net Capital Requirement (Notes 2 & 4)		5,000
Excess Net Capital (Notes 2 & 4)		$ 249,557

See Independent Auditor's Report and Accompanying Notes

GROSSMAN & CO., LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. General

Dennis Grossman, a sole proprietor doing business as Grossman & Co., began business November 23, 1981, as a registered broker-dealer.

As of November 2000 Grossman & Co., (a sole proprietorship) ceased doing business as such. The successor entity is Grossman & Co., LLC.

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles that assume continuation of the Company as a going concern. The Company recognizes commission income for services performed and related expenses on a settlement date basis.

B. Income Taxes

There are no Federal or New York State income taxes imposed on the net income of a LLC as such. The personal income taxes of the sole proprietorship on income derived from Grossman & Co., LLC are not reflected in these financial statements. Furthermore, the income from the firm reported on the proprietor's personal income tax returns will differ from the income reported herein because said returns are prepared on the cash basis whereas financial statements are prepared on the accrual basis.

NOTE 2 - NET CAPITAL REQUIREMENT

At December 31, 2002, the Company had net capital of $265,273. The minimum net capital requirement of the Company is $5,000. Excess net capital at December 31, 2002 was $249,557. The minimum net capital requirement is equal to the greater of the dollar net capital requirement ($5,000) or 6⅔% of aggregate indebtness ($1,282). The aggregate indebtness is comprised of accounts payable ($19,233).

NOTE 3 - RESERVE REQUIREMENTS

The Company does not hold funds or securities for, or owe money or securities to, customers. Therefore, the Company is exempt from the reserve requirements as defined by the Securities and Exchange Commission under Rule 15c3-3.

NOTE 4 - EXCESS NET CAPITAL

The computation of net capital was compared to the computation of net capital reported on the Unaudited Focus Report as of December 31, 2002. There were no material differences in the computation of net capital of Grossman & Co., LLC.

GROSSMAN & CO., LLC
REPORT ON INTERNAL ACCOUNTING CONTROLS
REQUIRED BY SEC RULE 17a-5
AS OF DECEMBER 31, 2002

CASTIGLIA & EATON
Certified Public Accountants
7 Dawson Street
Huntington Station, NY 11746-4021
(631) 424-6500 • (631) 424-6511

Mr. Dennis Grossman
Grossman & Co. LLC
2 Fox Hollow Court
Dix Hills, New York 11746

Dear Mr. Grossman:

We have audited the financial statements of Grossman & Co., LLC (Note 1) for the year ended December 31, 2002 and have issued our report thereon dated February 7, 2003. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Grossman & Co., LLC that we considered relevant to the objectives stated in Rule 17a-5 (g) and in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11).

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system of internal accounting control of Grossman & Co., LLC taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Commission Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Castiglia & Eaton

Castiglia & Eaton
Certified Public Accountant

Huntington Station, New York
February 7, 2003